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14048740

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RECEIVED
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189

AB
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UNI
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Congress Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Long (617) 663-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/24/14

OATH OR AFFIRMATION

I, Jeffrey Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA VITALE BROWN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 12, 2019

Signature

Chief Financial Officer
Title

Sandra Vitale Brown
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Hancock Distributors LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
John Hancock Distributors LLC

We have audited the accompanying financial statements of John Hancock Distributors LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2014

John Hancock Distributors LLC

Statement of Financial Condition

December 31, 2013

(In thousands)

Assets	
Equity securities – held for trading (Cost $21,024)	$ 21,024
Commissions and distribution fees receivable	1,344
Due from affiliated companies	2,400
Deferred selling commissions	1,592
Prepaid expenses	64
Total assets	$ 26,424
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 170
Cash overdraft	585
Commissions and distribution expenses payable	7
Distributions payable to John Hancock Life Insurance Company (U.S.A.)	8,196
Due to affiliated companies	7,134
Deferred income taxes	557
Total liabilities	16,649
Member's equity	9,775
Total liabilities and member's equity	$ 26,424

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Income

Year ended December 31, 2013

(In thousands)

Revenues	
Underwriting and distribution fees	$ 500,809
Fees earned pursuant to Rule 12b-1 distribution plans	170,920
Interest income	3
Total revenues	671,732
Expenses	
Selling commissions	192,090
Trail commissions	286,507
Distribution expenses	8,893
Service fees	27,866
Other selling, general and administrative expenses	5,120
Total expenses	520,476
Income before income tax expense	151,256
Income tax expense	(52,940)
Net income	$ 98,316

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Changes in Member's Equity

Year ended December 31, 2013
(In thousands)

Balance at January 1, 2013	$ 9,813
Net income	98,316
Distributions declared	(98,354)
Balance at December 31, 2013	$ 9,775

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Cash Flows

Year ended December 31, 2013
(In thousands)

Operating activities	
Net income	$ 98,316
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	649
Deferred income taxes	(105)
Change in operating assets and liabilities:	
Net subscriptions (redemptions) of money market funds	(105)
Commissions and distribution fees receivable	(117)
Due to/from affiliated companies	(212)
Deferred selling commissions, excluding amortization	(349)
Prepaid expenses	142
Accounts payable and accrued expenses	(31)
Cash overdraft	159
Commissions and distribution expenses payable	(128)
Net cash provided by operating activities	98,219
Financing activity	
Distributions paid to JHUSA	(98,219)
Net cash used in financing activities	(98,219)
Net increase in cash	-
Cash at beginning of year	-
Cash at end of year	$ -
Supplemental cash flows disclosures:	
Income tax payments paid to parent company	$ (52,960)

See accompanying notes which are an integral part of these financial statements.

1. Organization and Description of Business

John Hancock Distributors LLC (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on August 1, 2001 and is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) (JHUSA (formerly Manufacturers Life Insurance Company (U.S.A))), which is the only admitted member of the Company. The ultimate parent company is Manulife Financial Corporation (Manulife), a Canadian insurance company.

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the Company's insolvency up to $500,000, including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products and variable annuity products issued by JHUSA, John Hancock Life Insurance Company of New York (JHNY) and registered investment companies (the Funds) managed by The Berkeley Financial Group, LLC and Subsidiaries (the Berkeley Group).

The Berkeley Group is a wholly-owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries) which is in turn a wholly-owned subsidiary of JHUSA which is in turn a wholly-owned subsidiary of Manufacturers Investment Corporation (MIC) which in turn is a subsidiary of Manulife.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, expenses and disclosures. Such estimates primarily relate to unsettled transactions, deferred taxes, deferred selling commissions and other events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Cash

Cash represents the Company's deposits at major financial institutions. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in major financial institutions.

Equity Securities

The Company classifies its equity securities as held for trading and records these investments at fair value. Equity securities consist of investments in money market registered investment companies.

Prior year amounts were reclassified to conform to current year presentation. Accordingly, at January 1, 2013, the Company reclassified $20,919,000 of money market mutual funds from Cash and Cash Equivalents to Equities Securities – Held For Trading in order to align its accounting presentation with its ultimate parent company, Manulife Financial Corporation.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B-shares, which carry Contingent Deferred Sales Charges (CDSC). Class B-share selling commissions are capitalized as deferred selling commissions in the Statement of Financial Condition, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds upon redemption of Class B-shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On July 1, 2013, the Company discontinued selling Class B-shares.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Underwriting and distribution fees are derived principally from the sale of variable life insurance products and the retail sale of variable annuity products issued by JHUSA, JHNY and the Funds managed by the Berkeley Group. This revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Interest income is recognized on an accrual basis.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures* established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements. Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2013 in valuing the Company's investments which are included in Equity securities – held for trading and are classified within Level 1 of the valuation hierarchy, as their fair values are based on quoted subscription and redemption prices which equate to quoted market prices in an active market.

Valuation Inputs	Equity Securities-Held for Trading
	(In thousands)
Level 1	$ 21,024
Level 2	–
Level 3	–
Total	$ 21,024

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

3. Related Party Matters

Financial Statement Presentation

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated entity.

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company, which amounted to $24,731,000 for the year ended December 31, 2013. These fees are included in fees earned pursuant to Rule 12b-1 distribution plans on the Statement of Income. In addition, the Company earns Rule 12b-1 fees for the distribution and servicing of mutual fund assets held in 401(K) Plan products issued by JHUSA, which amounted to $27,866,000 for the year ended December 31, 2013. These fees are included in fees earned pursuant to Rule 12b-1 distribution plans on the Statement of Income. The Company subcontracts the shareholder servicing for these assets to JHUSA.

3. Related Party Matters (continued)

Rule 12b-1 Distribution Plans (continued)

The Company paid fees of $27,866,000 to JHUSA for these services for the year ended December 31, 2013, which is included in service fees on the Statement of Income.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2013 in the amount of $2,400,000 included Rule 12b-1 fee commissions earned and other expenses paid by the Company on behalf of John Hancock Investment Management Services, LLC (JHIMS) and Funds, LLC.

Due to affiliated companies at December 31, 2013 in the amount of $7,134,000 included income taxes and shared service expenses paid on behalf of the Company by JHUSA.

Other Related-Party Matters

The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY for the sale of variable annuities, retirement plan services and variable life insurance products. The total amount of fees recognized and incurred to related parties was $463,019,000 for the year ended December 31, 2013.

JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in other selling, general and administrative expenses on the Statement of Income totaled $4,748,000 for the year ended December 31, 2013.

For the year ended December 31, 2013, the Company paid distributions of $98,219,000 to JHUSA.

The Company paid approximately $52,960,000 in Federal taxes to JHUSA in 2013. The Company did not pay any state taxes to JHUSA in 2013.

Certain directors and officers of the Company are officers, directors and/or trustees of the Berkeley Group, JHUSA and Manulife.

4. Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31 is as follows:

	2013
	(In thousands)
Balance at January 1	$ 1,892
Additions	349
Amortization	(649)
Balance at December 31	$ 1,592

5. Income Taxes

The operations of the Company are included in the filing of John Hancock Financial Corporation (JHFC's) consolidated U.S. federal income tax return with its affiliates.

Income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates and is equal to the income tax expense recorded on the Statement of Income for the year ended December 31, 2013.

Significant components of income tax expense (benefit) are as follows:

	Year Ended December 31, 2013
	(In thousands)
Current:	
Federal	$ 53,045
Total current	53,045
Deferred:	
Federal	(105)
Total deferred	(105)
	$ 52,940

5. Income Taxes (continued)

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2013
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$ 557
Net deferred tax liabilities	$ 557

The Company's common parent John Hancock Financial Corporation (JHFC) (formerly known as John Hancock Holdings Delaware LLC "JHHLLC") merged into Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

For the legacy MHDLLC prior to 2010, the Internal Revenue Service (IRS) has completed and effectively settled its examination for the years 1997 through 2009.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expenses in the Statement of Income. During the year ended December 31, 2013 the Company did not have any such interest expense.

6. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirements; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2013, the Company had net capital, as defined, of $4,512,000. The minimum net capital requirement at December 31, 2013 was $250,000.

7. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

8. Subsequent Events

The management of the Company has evaluated subsequent events through February 27, 2014, the date the financial statements were available to be issued, and determined that no events have occurred that require disclosure.

Supplementary Information

John Hancock Distributors LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

	(In thousands)
Computation of Net Capital	
Total member's equity (from Statement of Financial Condition)	$ 9,775
Allowable credits:	
Deferred taxes	557
Total Capital and Allowable Credits	10,332
Nonallowable assets:	
Commissions and distribution fees receivable	1,344
Due from affiliated companies	2,400
Deferred selling commissions	1,592
Prepaid expenses	64
Total nonallowable assets	5,400
Net capital before haircuts on securities positions	4,932
Haircuts on securities:	
Investment in money market fund	420
Net capital	$ 4,512
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 250
Excess net capital over requirement	$ 4,262

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2013.

John Hancock Distributors LLC

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2013

The Company has claimed an exemption from Rule 15c3-3 (the Rule) under the provision of paragraph (k) (1) of the Rule at December 31, 2013.

Supplementary Report

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
John Hancock Distributors LLC

In planning and performing our audit of the financial statements of John Hancock Distributors LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

EY
Building a better working world

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and management of John Hancock Distributors LLC

We have performed the procedures enumerated below, which were agreed to by the Member and management of John Hancock Distributors LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating John Hancock Distributors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. John Hancock Distributors LLC's management is responsible for John Hancock Distributors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2013 through December 31, 2013 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2013 through December 31, 2013 covered by the Form SIPC-7.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015826 FINRA DEC
JOHN HANCOCK DISTRIBUTORS LLC 10*10
601 CONGRESS ST
BOSTON MA 02210-2804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Long (617) 663-4343

2. A. General Assessment (item 2e from page 2)		$ 92,350
B. Less payment made with SIPC-6 filed (**exclude interest**) July 23, 2013 Date Paid		(44,759)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		47,591
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 47,591
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 47,591	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

John Hancock Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 29th day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 671,731,003
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	634,790,861
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	634,790,861
2d. SIPC Net Operating Revenues	$ 36,940,142
2e. General Assessment @ .0025	$ 92,350
	(to page 1, line 2.A.)

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Financial Statements and Supplementary Information

John Hancock Distributors LLC
Year Ended December 31, 2013
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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